VICTORY VARIABLE INSURANCE FUNDS

3435 Stelzer Road

Columbus, Ohio 43219

March 22, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Victory Variable Insurance Funds — Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
File No. 333-209400; ICA File No. 811-08979

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, Victory Variable Insurance Funds (the “Registrant”) and Victory Capital Advisers, Inc., the principal underwriter of the Registrant (the “Distributor”), respectfully request acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of the Registrant (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2016, to March 22, 2016 or as soon as possible thereafter.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

The Registrant acknowledges that:

1.              It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

2.              Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.              It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

VICTORY VARIABLE INSURANCE FUNDS		VICTORY CAPITAL ADVISERS, INC.

By:	/s/ Christopher K. Dyer	By:	/s/ Michael D. Policarpo, II
	Christopher K. Dyer		Michael D. Policarpo, II
	President		President